EXHIBIT 99.1

B2Gold Completes Acquisition of Sabina Gold & Silver Corp.

VANCOUVER, British Columbia, April 19, 2023 (GLOBE NEWSWIRE) -- B2Gold Corp. (TSX: BTO, NYSE MKT: BTG, NSX: B2G) (“B2Gold”) is pleased to announce today that it has completed the previously announced plan of arrangement (the “Arrangement”) to acquire all of the issued and outstanding common shares of Sabina Gold & Silver Corp. (“Sabina”).

The Arrangement results in B2Gold acquiring Sabina’s 100% owned Back River Gold District located in Nunavut, Canada. The Back River Gold District consists of five mineral claims blocks along an 80 kilometre belt. The most advanced project in the district, Goose, is fully permitted, construction ready, and has been de-risked with significant infrastructure currently in place. B2Gold’s management team has strong northern construction expertise and experience to deliver the fully permitted Goose project and the financial resources to develop the significant gold resource endowment at the Back River Gold District into a large, long life mining complex.

“The closing of the acquisition of Sabina and the Back River Gold District represents a milestone for B2Gold as we continue to build a low-cost responsible senior gold mining company. We are excited to add such a high-quality, high grade gold project in a top mining jurisdiction to our global portfolio, and we are thrilled to welcome the exceptional Sabina team into B2Gold. We also look forward to working with the Kitikmeot Inuit Association and local communities as we advance the construction of the Goose project and our development strategy,” said Clive Johnson, President and CEO of B2Gold. “As we continue with the construction of the Goose project and move toward commencement of production in 2025, our exploration program will also start immediately. We aim to further define the Back River Gold District’s untapped potential and unlock the significant value we see and opportunities for growth.”

Under the terms of the Arrangement, Sabina shareholders received 0.3867 B2Gold common shares (“B2Gold Share”) per Sabina common share. In aggregate, B2Gold will issue approximately 216 million B2Gold Shares under the Arrangement.

The Sabina common shares are expected to be delisted from the TSX and the OTCQX at market close on April 21, 2023. Following the delisting, B2Gold intends to apply for Sabina to cease to be a reporting issuer under applicable Canadian securities laws.

About B2Gold

B2Gold is a low-cost international senior gold producer headquartered in Vancouver, Canada. Founded in 2007, today, B2Gold has operating gold mines in Mali, Namibia and the Philippines and numerous exploration and development projects in various countries including Canada, Mali, Finland and Uzbekistan. B2Gold forecasts total consolidated gold production of between 1,000,000 and 1,080,000 ounces in 2023.

ON BEHALF OF B2GOLD CORP.

“Clive T. Johnson”
President & Chief Executive Officer

The Toronto Stock Exchange and NYSE American LLC neither approve nor disapprove the information contained in this news release.

Production results and production guidance presented in this news release reflect total production at the mines B2Gold operates on a 100% project basis. Please see our Annual Information Form dated March 16, 2023 for a discussion of our ownership interest in the mines B2Gold operates.

This news release includes certain "forward-looking information" and "forward-looking statements" (collectively “forward-looking statements") within the meaning of applicable Canadian and United States securities legislation, including: B2Gold’s planned exploration campaign at the Back River Gold District, including timing thereof; the strategic vision of B2Gold and expectations regarding the potential of the Back River Gold District, including the Goose project; the potential to develop the Back River Gold District, projections; outlook; guidance; forecasts; estimates; and other statements regarding future or estimated financial and operational performance, gold production and sales, revenues and cash flows, and capital costs (sustaining and non-sustaining) and operating costs, including projected cash operating costs and AISC, and budgets on a consolidated and mine by mine basis; the ongoing ability to work cooperatively with stakeholders, including but not limited to local communities and all levels of government; B2Gold’s continued prioritization of developing the project in a manner that recognizes Indigenous input and concerns and brings long-term socio-economic benefits to the area; and including, without limitation: projected gold production, cash operating costs and AISC on a consolidated and mine by mine basis in 2023; total consolidated gold production of between 1,000,000 and 1,080,000 ounces in 2023.

All statements in this news release that address events or developments that we expect to occur in the future are forward-looking statements. Forward-looking statements are statements that are not historical facts and are generally, although not always, identified by words such as "expect", "plan", "anticipate", "project", "target", "potential", "schedule", "forecast", "budget", "estimate", "intend" or "believe" and similar expressions or their negative connotations, or that events or conditions "will", "would", "may", "could", "should" or "might" occur. All such forward-looking statements are based on the opinions and estimates of management as of the date such statements are made.

Forward-looking statements necessarily involve assumptions, risks and uncertainties, certain of which are beyond B2Gold's control, including risks associated with or related to: the inherent risks, costs and uncertainties associated with integrating the businesses successfully; worldwide economic and political disruptions as a result of current macroeconomic conditions or the ongoing conflict between Russia and Ukraine; the volatility of metal prices and B2Gold's common shares; changes in tax laws; the dangers inherent in exploration, development and mining activities; the uncertainty of reserve and resource estimates; not achieving production, cost or other estimates; actual production, development plans and costs differing materially from the estimates contained herein, or in B2Gold's feasibility and other studies; the ability to obtain and maintain any necessary permits, consents or authorizations required for mining activities; environmental regulations or hazards and compliance with complex regulations associated with mining activities; climate change and climate change regulations; the ability to replace mineral reserves and identify acquisition opportunities; the unknown liabilities of companies acquired by B2Gold; the ability to successfully integrate new acquisitions; fluctuations in exchange rates; the availability of financing; financing and debt activities, including potential restrictions imposed on B2Gold's operations as a result thereof and the ability to generate sufficient cash flows; operations in foreign and developing countries and the compliance with foreign laws, including those associated with operations in Mali, Namibia, the Philippines and Colombia and including risks related to changes in foreign laws and changing policies related to mining and local ownership requirements or resource nationalization generally; remote operations and the availability of adequate infrastructure; fluctuations in price and availability of energy and other inputs necessary for mining operations; shortages or cost increases in necessary equipment, supplies and labour; regulatory, political and country risks, including local instability or acts of terrorism and the effects thereof; the reliance upon contractors, third parties and joint venture partners; the lack of sole decision-making authority related to Filminera Resources Corporation, which owns the Masbate Project; challenges to title or surface rights; the dependence on key personnel and the ability to attract and retain skilled personnel; the risk of an uninsurable or uninsured loss; adverse climate and weather conditions; litigation risk; competition with other mining companies; community support for B2Gold's and Sabina’s operations, including risks related to strikes and the halting of such operations from time to time; conflicts with small scale miners; failures of information systems or information security threats; the ability to maintain adequate internal controls over financial reporting as required by law, including Section 404 of the Sarbanes-Oxley Act; compliance with anti-corruption laws, and sanctions or other similar measures; social media and B2Gold's and Sabina’s reputation; risks affecting Calibre having an impact on the value of the Company's investment in Calibre, and potential dilution of our equity interest in Calibre; as well as other factors identified and as described in more detail under the heading "Risk Factors" in B2Gold's most recent Annual Information Form, B2Gold's current Form 40-F Annual Report and B2Gold's other filings with Canadian securities regulators and the U.S. Securities and Exchange Commission (the "SEC"), which may be viewed at www.sedar.com and www.sec.gov, respectively (the "Websites"), as well as under the heading “Risk Factors” in Sabina’s most recent Annual Information Form which may be viewed at www.sedar.com. The list is not exhaustive of the factors that may affect B2Gold's forward-looking statements.

B2Gold's forward-looking statements are based on the applicable assumptions and factors management considers reasonable as of the date hereof, based on the information available to management at such time. These assumptions and factors include, but are not limited to, assumptions and factors related to: the timing, extent, duration and economic viability of such operations, including any mineral resources or reserves identified thereby; the accuracy and reliability of estimates, projections, forecasts, studies and assessments; B2Gold's ability to meet or achieve estimates, projections and forecasts; the availability and cost of inputs; the price and market for outputs, including gold; foreign exchange rates; taxation levels; the timely receipt of necessary approvals or permits; the ability to meet current and future obligations; the ability to obtain timely financing on reasonable terms when required; the current and future social, economic and political conditions; and other assumptions and factors generally associated with the mining industry.

B2Gold's forward-looking statements are based on the opinions and estimates of management and reflect their current expectations regarding future events and operating performance and speak only as of the date hereof. B2Gold does not assume any obligation to update forward-looking statements if circumstances or management's beliefs, expectations or opinions should change other than as required by applicable law. There can be no assurance that forward-looking statements will prove to be accurate, and actual results, performance or achievements could differ materially from those expressed in, or implied by, these forward-looking statements. Accordingly, no assurance can be given that any events anticipated by the forward-looking statements will transpire or occur, or if any of them do, what benefits or liabilities B2Gold will derive therefrom. For the reasons set forth above, undue reliance should not be placed on forward-looking statements.

For more information on B2Gold please visit www.b2gold.com or contact:

Michael McDonald
VP, Investor Relations & Corporate Development
+1 604-681-8371
investor@b2gold.com

Cherry DeGeer
Director, Corporate Communications
+1 604-681-8371
investor@b2gold.com